SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------
                                AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)




                                 Lantronix, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   516548 10 4
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                                 (CUSIP Number)


                                  Tom Kelleher
                       11150 Santa Monica Blvd., Suite 750
                              Los Angeles, CA 90025
                                 (310) 966-1444
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  August 27, 2002
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                              (Page 1 of 4 Pages)

CUSIP No. 516548 10 4                13D                   Page 2 of 4 Pages


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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     SACC Partners LP; Riley Investment Management LLC; B. Riley & Co., Inc.; Bryant R. Riley

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

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3    SEC USE ONLY



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4    SOURCE OF FUNDS*

     WC, PF

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

     N/A

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

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               7    SOLE VOTING POWER

  NUMBER OF         4,271,808

   SHARES      ---------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               ---------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         4,271,808

   PERSON      ---------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH


------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,271,808

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.88%

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14   TYPE OF REPORTING PERSON*

     PN, IA, BD, IN

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 516548 10 4                13D                   Page 3 of 4 Pages


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Item 1.  Security and Issuer.

Common Stock of Lantronix, Inc.
15353 Barnanca Parkway
Irvine, California 92618

------------------------------------------------------------------------------
Item 2.  Identity and Background.


(a)      SACC Partners LP (a Delaware limited partnership)
         Riley Investment Management LLC (Delaware ltd. liab. co.)
         B. Riley & Co., Inc. (Delaware corporation)
         Bryant R. Riley (individual residing in California)

(b)      11150 Santa Monica Boulevard, Suite 750
         Los Angeles, CA  90025

(c) Mr. Riley owns all of the outstanding shares of B. Riley & Co., Inc. ("BRC"), an NASD member broker-dealer. Mr. Riley also manages and owns all of the outstanding membership interests of Riley Investment Management LLC ("RIM"), a California registered investment adviser. RIM is the investment adviser to and general partner of SACC Partners LP ("SACC"). They are all located at the address specified in (b) above.

(d)      None

(e)      None

(f)      United States

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Item 3.  Source and Amount of Funds or Other Consideration.

SACC's purchases were made with SACC partnership funds, BRC's purchases were made with BRC corporate funds and Mr. Riley's purchases were made with his own personal funds.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

SACC, BRC and Mr. Riley acquired the issuer's shares for investment purposes. Mr. Riley intends to seek a position on the issuer's Board of Directors.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     (a) SACC owns 2,529,986 shares of Lantronix's common stock. Because RIM has sole voting and investment power over SACC's security holdings and Mr. Riley in his role as the sole manager of RIM controls RIM's voting and investment decisions, each of SACC, RIM and Mr. Riley may be deemed to have beneficial ownership of the 2,529,986 shares held by SACC, representing approximately 4.67% of Lantronix's common stock.

BRC owns 893,193 shares of Lantronix's common stock. Because Mr. Riley has sole voting and investment power over BRC's security holdings, both BRC and Mr. Riley may be deemed to have beneficial ownership of the 893,193 shares of Lantronix's common stock, representing approximately 1.64% of Lantronix's common stock.

Mr. Riley personally owns 848,629 shares of Lantronix's common stock, representing approximately 1.57% of Lantronix's common stock.

To summarize, Mr. Riley may be deemed to beneficially own a total of 4,271,808 shares of Lantronix common stock (7.88%), BRC may be deemed to beneficially own 893,193 shares of Lantronix's common stock (1.64%), SACC may be deemed to beneficially own 2,529,986 shares of Lantronix common stock (4.67%) and RIM may be deemed to beneficially own 2,529,986 shares of Lantronix common stock (4.67%).

     (b) With respect to all of the shares that he holds and that are held by each of SACC and BRC, Mr. Riley has sole power to vote and dispose or direct the disposition of the shares.

     (c) Please see Exhibit A for Mr. Riley's, SACC's and BRC's transactions in Lantronix's shares since the reporting parties first filed the Schedule 13d on July 12, 2002.

     (d)  None

     (e)  Not applicable

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The relationships between Mr. Riley, SACC, RIM and BRC are described above under
Item 2(c) above. There is no written agreement among the reporting parties regarding Lantronix's shares, but Mr. Riley would vote the shares held by himself, SACC and BRC "for" any ballot measure proposing his election to Lantronix's Board of Directors.

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Item 7.  Material to be Filed as Exhibits.

There are no written agreements amongst the parties relating to the filing of this joint acquisition statement, nor are there any written agreements, contracts, arrangements, understandings, plans or proposals relating to (1) the borrowing of funds to finance the acquisition of shares, (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any matter disclosed under Item 4, or (3) the transfer or voting of securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy.

--------------------------------------------------------------------------------

CUSIP No. 516548 10 4                13D                   Page 4 of 4 Pages

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 27, 2002


                                SACC PARTNERS LP

                                By: Riley Investment Management LLC, its General
                                           Partner

                                By: /s/ Bryant R. Riley
                                   --------------------------------
                                Bryant R. Riley,
                                 President



                                RILEY INVESTMENT MANAGEMENT LLC

                                By: /s/ Bryant R. Riley
                                   --------------------------------
                                Bryant R. Riley, President



                                B. RILEY & CO., INC.

                                By: Bryant R. Riley
                                   --------------------------------
                                    Bryant R. Riley, President


                                /s/ Bryant R. Riley
                                ---------------------------
                                   Bryant R. Riley



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

Transaction Reports Required Per Item 5(c)                           Page 1 of 1

                                    EXHIBIT A

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   Reporting Party      Date      # of Shares   Price/Share     Type and Manner
--------------------------------------------------------------------------------
         SACC         7/12/02       22,700       0.6985            Brokered
                    ------------------------------------------------------------
                      7/17/02      156,750         0.68            Brokered
                    ------------------------------------------------------------
                      8/21/02       36,000       0.9353            Brokered
                    ------------------------------------------------------------
                      8/23/02       20,600       0.9194            Brokered
                    ------------------------------------------------------------
                      8/26/02       80,700       0.8873            Brokered
                    ------------------------------------------------------------
                      8/27/02       75,000       0.8532            Brokered
                    ------------------------------------------------------------
                      8/26/02        80700       0.8873            Brokered
                    ------------------------------------------------------------
                      8/27/02        75000       0.8532            Brokered
                    ------------------------------------------------------------
                      8/29/02        53500       0.8085            Brokered
                    ------------------------------------------------------------

                    ------------------------------------------------------------
     Bryant Riley     8/16/02      239,000        0.935            Brokered
                    ------------------------------------------------------------

                    ------------------------------------------------------------
    B. Riley & Co.     7/8/02          100          0.8            Brokered
                    ------------------------------------------------------------
                       7/8/02          184         0.85            Brokered
                    ------------------------------------------------------------
                       7/8/02          298         0.85            Brokered
                    ------------------------------------------------------------
                       7/9/02            1         0.85            Brokered
                    ------------------------------------------------------------
                      7/15/02          200          0.7            Brokered
                    ------------------------------------------------------------
                      7/15/02         1800          0.7            Brokered
                    ------------------------------------------------------------
                      7/15/02        98200          0.7            Brokered
                    ------------------------------------------------------------
                      7/17/02       100000      0.06913            Brokered
                    ------------------------------------------------------------
                      7/19/02         -300       0.7298            Brokered
                    ------------------------------------------------------------
                      7/22/02           30         0.07            Brokered
                    ------------------------------------------------------------
                      7/23/02          -50         0.71            Brokered
                    ------------------------------------------------------------
                      7/24/02        -4500         0.75            Brokered
                    ------------------------------------------------------------
                      7/25/02         1200         0.72            Brokered
                    ------------------------------------------------------------
                      7/25/02         2000         0.75            Brokered
                    ------------------------------------------------------------
                      7/25/02         2500          0.7            Brokered
                    ------------------------------------------------------------
                      7/25/02        25000         0.68            Brokered
                    ------------------------------------------------------------
                      7/29/02          100         0.71            Brokered
                    ------------------------------------------------------------
                      7/29/02         3000         0.71            Brokered
                    ------------------------------------------------------------
                      7/31/02         -200       0.8381            Brokered
                    ------------------------------------------------------------
                      7/31/02           30         0.77            Brokered
                    ------------------------------------------------------------
                       8/1/02          100         0.83            Brokered
                    ------------------------------------------------------------
                       8/9/02           50         0.77            Brokered
                    ------------------------------------------------------------
                      8/12/02         -200          0.9            Brokered
                    ------------------------------------------------------------
                      8/12/02         -200         0.92            Brokered
                    ------------------------------------------------------------
                      8/12/02         -200         0.94            Brokered
                    ------------------------------------------------------------
                      8/15/02          300         0.94            Brokered
                    ------------------------------------------------------------
                      8/16/02      -239000        0.935            Brokered
                    ------------------------------------------------------------
                      8/16/02          100         1.03            Brokered
                    ------------------------------------------------------------
                      8/20/02      -135000         0.97            Brokered
                    ------------------------------------------------------------
                      8/20/02       135000         0.97            Brokered
                    ------------------------------------------------------------
                      8/22/02          200          0.9            Brokered
                    ------------------------------------------------------------
                      8/22/02          500          0.9            Brokered
                    ------------------------------------------------------------
                      8/22/02          600         0.92            Brokered
                    ------------------------------------------------------------
                      8/22/02          600         0.95            Brokered
                    ------------------------------------------------------------
                      8/22/02          700         0.95            Brokered
                    ------------------------------------------------------------
                      8/22/02         1000         0.92            Brokered
                    ------------------------------------------------------------
                      8/30/02          300         0.78            Brokered
                    ------------------------------------------------------------